La Jolla Pharmaceutical Company
6455 Nancy Ridge Drive
San Diego, California 92121
October 25, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jeffrey Riedler

Re:	La Jolla Pharmaceutical Company Preliminary proxy statement filed October 18, 2005 File No. 0-24274
Dear Mr. Riedler:
     The Staff provided a comment, by letter dated October 20, 2005 (the “Comment Letter”), regarding the preliminary proxy statement of La Jolla Pharmaceutical Company (the “Company”) filed on October 18, 2005. The Company has filed an amended preliminary proxy statement (the “Amended Preliminary Proxy Statement”) responding to your comments via EDGAR. The Amended Preliminary Proxy Statement has been marked to show changes from the original filing. For your convenience in reviewing the Company’s response below, your comment has been set forth immediately prior to the response. A courtesy copy of this letter is being delivered to John L. Krug.
Proposal 4. Approval of one-for-five reverse stock split
     Please provide an analysis, and revise the discussion as appropriate, concerning the applicability of Rule 13e-3 with respect to the proposal. In this regard, we note the number of record holders reflected in your most recent Form 10-K and the fact that cash payment will be made in lieu of issuance of fractional shares. We may have additional comments upon receipt of your response.
     Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, provides that it is unlawful for an issuer to engage in a Rule 13e-3 transaction unless the issuer complies with the requirements set forth in Rule 13e-3. The rule also provides, in relevant part, that a transaction is a Rule 13e-3 transaction if it has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects, described in Rule 13e-3(a)(3)(ii), of (A) causing any class of equity securities of the issuer to be held of record by less than 300 persons or (B) causing any class of equity securities of the issuer which is authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be not so authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Securities and Exchange Commission
October 25, 2005

     The Company’s purpose in effecting the proposed one-for-five reverse stock split (the “Reverse Split”) is, among other reasons, to remain listed on the Nasdaq Stock Market and not to produce any of the effects described in Rule 13e-3(a)(3)(ii). In addition, as discussed below, the Company believes the Reverse Split does not have a reasonable likelihood of causing any class of the Company’s equity securities to be held of record by less than 300 persons. Therefore, the Company believes that Rule 13e-3 is not applicable to the Reverse Split because the Reverse Split is not a Rule 13e-3 transaction.
Record Holder Analysis
     The Company understands that, for purposes of determining the number of an issuer’s holders of record for Rule 13e-3 purposes, the provisions of Rule 12g5-1 are applicable. Comment M.30 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (July 1997) advises, in relevant part, as follows:
Rule 12g5-1 defines “held of record” for purposes of Exchange Act Section 12(g) and 15(d). It is the counting rule for determining whether an issuer has sufficient securityholders to become or remain subject to Section 12(g) and to remain subject to Section 15(d). Rule 12g5-1(a)(3) provides a special counting method for securities held in a custodial capacity for a single trust, estate or account. In such a case, each trust, estate or account is a distinct holder of record for purposes of Sections 12(g) and 15(d). Institutional custodians, such as Cede & Co. and other commercial depositories, are not single holders of record for purposes of the Exchange Act’s registration and periodic reporting provisions. Instead, each of the depository’s accounts for which the securities are held is a single record holder.
     According to a report from the Company’s transfer agent, American Stock Transfer & Trust Company, dated October 14, 2005, the Company’s common stock is held by 377 holders of record. Among the record holders are Cede & Co. and seven stockholders which own fewer than five shares. Based on the foregoing, in connection with the Reverse Split, the Company believes that seven holders of record will cease to be stockholders and will, instead, receive cash in lieu of issuance of fractional shares (the “Fractional Share Payments”). In addition, according to a report of the Depositary Trust Company (“DTC”), dated October 14, 2005, the Company’s common stock was held by 134 DTC participants, none of which held fewer than five shares. Based on the foregoing, the Company expects that following the Reverse Split and the Fractional Share Payments, there will be approximately 503 holders of record for purposes of Rule 12g5-1 and Rule 13e-3 (377 holders of record plus 134 DTC participants minus seven holders of record which will receive only Fractional Share Payments minus one to avoid double counting Cede & Co.). Therefore, the Reverse Split does not have a reasonable likelihood of producing the effect of causing the Company’s common stock to be held of record by less than 300 persons, as specified in Rule 13e-3(a)(3)(ii)(A).

Securities and Exchange Commission
October 25, 2005

Nasdaq Analysis
     The Company’s common stock is currently quoted on The Nasdaq National Market. There are four continued listed requirements set forth in the Nasdaq Marketplace Rules that may be impacted by the Reverse Split: shareholders (round lot holders); publicly held shares; market value of publicly held shares; and share price.
     Shareholders
     Nasdaq Marketplace Rules 4450(a) and (b) provide that the Company must have at least 400 round lot holders (i.e., holders of 100 shares or more). In connection with the proposed solicitation of proxies, the Company conducted a beneficial owner search. According to a report prepared by McKenzie Partners, the Company’s proxy solicitor, dated October 14, 2005, the Company currently has 12,963 beneficial owners, of which 12,163 own 100 or more shares. After giving effect to the Reverse Split, there will be approximately 8,977 stockholders who own 100 or more shares (3,986 will own less than 100 shares). Accordingly, the Company expects to be able to continue to comply with this listing requirement.
     Publicly Held Shares
     The Nasdaq Marketplace Rules provide that the Company must have at least 750,000 publicly held shares, in the case of Standard 1 Marketplace Rule 4450(a), or 1.1 million publicly held shares, in the case of Standard 2 Marketplace Rule 4450(b). As of the date hereof, there are 74,152,686 shares of common stock of the Company outstanding, of which 258,433 shares are held by officers, directors or 10% stockholders. Accordingly, there are currently over 73,000,000 publicly traded shares. After giving effect to the Reverse Stock Split, but not to the proposed issuance of stock pursuant to the proposed investment which is the subject of Proposal 1 in the preliminary proxy statement (the “Proposed Investment”), there would be over 14,000,000 publicly traded shares. In connection with the Proposed Investment, if the stockholders approve Proposal 1, the Company will issue 88,000,000 shares to the investors. Three investors, Essex Woodlands Health Ventures Fund VI, LP, Frazier Healthcare V, LP and Alejandro Gonzalez Cimadevilla, would each become 10% stockholders and would hold, in the aggregate, 75,157,951 shares. When combined with the 258,433 shares currently held by officers and directors of the Company, affiliates will own 75,416,384 shares and 86,736,302 shares will be publicly held. After giving effect to the Reverse Stock Split, there will be 17,347,260 publicly held shares. Accordingly, the Company expects to be able to continue to comply with this listing requirement.
     Market Value of Publicly Held Shares
     The Nasdaq Marketplace Rules provide that the market value of publicly held shares of the Company must be at least $5,000,000, in the case of Standard 1 Marketplace Rule 4450(a), or $15,000,000, in the case of Standard 2 Marketplace Rule 4450(b). On October 20, 2005, the closing price of the Company’s common stock was $0.72 per share. Assuming that the effect of

Securities and Exchange Commission
October 25, 2005

the Reverse Split is to increase the price of the Company’s common stock by five times, the pro forma post-Reverse Split stock price of the Company would be $3.60 per share. The pro forma price of $3.60 times 17,347,260 publicly held shares (see analysis above), would result in a market value of publicly held shares of approximately $62,450,000. Accordingly, the Company expects to be able to continue to comply with this listing requirement.
     Share Price
     As described in the preliminary proxy statement and the Company’s filings with the Commission, Nasdaq has notified the Company that its common stock had failed to maintain a minimum closing bid price greater than or equal to $1.00 per share for 30 consecutive trading days. The failure to comply with this requirement for continued listing on the Nasdaq National Market subjects the Company’s common stock to possible delisting. One of the reasons for seeking to complete the Reverse Split, as stated in the preliminary proxy statement, is to allow the Company to meet the minimum closing bid price requirement for continued listing on the Nasdaq National Market. If the Company’s common stock is delisted from the Nasdaq National Market by the time of the special meeting of stockholders, the Company expects to apply for quotation on the Nasdaq Capital Market, and the Reverse Split would allow the Company to meet any continued listing requirement similar to the minimum closing bid price requirement of the Nasdaq National Market.
     Impact on Listing
     After carefully reviewing the issue, the Company believes that the Reverse Split does not have a reasonable likelihood of producing the effect of causing the Company’s common stock to cease to be quoted on an inter-dealer quotation system of a registered national securities association, as specified in Rule 13e-3(a)(3)(ii)(B).
Conclusion
     Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, provides that it is unlawful for an issuer to engage in a Rule 13e-3 transaction unless the issuer complies with the requirements set forth in Rule 13e-3. The rule also provides, in relevant part, that a transaction is a Rule 13e-3 transaction if it has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects, described in Rule 13e-3(a)(3)(ii),
     Based on the foregoing analysis, the Company does not believe that the Reverse Split will cause any class of equity securities of the issuer to be held of record by less than 300 persons or cause any class of equity securities of the issuer which is authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be not so authorized to be quoted on an inter-dealer quotation system of any registered national securities association. Accordingly, the Company does not believe that the Reverse Split is a Rule 13e-3 transaction.

Securities and Exchange Commission
October 25, 2005

     The Company has revised the discussion on page 30 of the Amended Preliminary Proxy Statement to reflect the above analysis and has updated certain ownership numbers on page 1. Also, enclosed herewith please find copies of the report of American Stock Transfer & Trust Company, dated October 14, 2005, the DTC position listing report, dated October 14, 2005, and the beneficial ownership report provided by McKenzie Partners, dated October 14, 2005.
     In connection with the above response to your comment in the Comment Letter, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you need additional information, please contact me at (858) 646-6672.

Sincerely, /s/ Steven B. Engle Steven B. Engle Chairman and Chief Executive Officer

cc:
     Securities and Exchange Commission
          John L. Krug
     Gibson, Dunn & Crutcher LLP
          Mark W. Shurtleff